Exhibit 1.02

Dover Corporation

Conflict Minerals Report

For the Year Ended December 31, 2013

The Company has made statements in this Conflict Minerals Report that may constitute forward-looking statements about its plans to take additional actions or to implement additional policies or procedures with respect to its “reasonable country of origin inquiry” and due diligence to determine the origin of Conflict Minerals included in Company products. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The Company’s reporting obligations under the Dodd-Frank Act may change in the future, and its ability to implement certain processes may differ materially from those anticipated or implied in this report. Additionally, the Company relies on its direct material suppliers, which may be many steps removed from smelters or refiners of Conflict Minerals in supply chains, for information required to meet its reporting obligations. There can be no assurance that the information received from its direct suppliers will be complete and accurate or that when the Company receives such information, it will be able to make a determination as to whether the products manufactured contain Conflict Minerals originating in certain countries in support of armed groups operating in those countries.

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.

Dover Corporation (“Dover” or the “Company”) is unable, based on the information received to date, to conclude whether the Conflict Minerals used in its products may have originated from the Democratic Republic of the Congo (the “DRC”) or adjoining countries (collectively, the DRC and adjoining countries are the “Covered Countries”) in circumstances that support armed groups in the region.

The information contained in this report is not audited.

The Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) concerning Conflict Minerals included in its products.

1.	Products. The Company’s products include a variety of industrial equipment as outlined below. These products, along with their manufacturing locations, are more fully described on its website, www.DoverCorporation.com.

Energy. Drilling and production equipment manufactured by the Company’s Energy segment includes tantalum, tin and gold associated with electronic components. Tantalum and tungsten may be included in drilling and production products where required for hardness.

Engineered Systems. Products in the Company’s Engineered Systems segment include electronic components that incorporate tantalum, tin and gold. Other product lines incorporate tungsten and tantalum where required for durability or strength.

Fluids. Products in the Company’s Fluids segment include electronic components that incorporate tantalum, tin and gold. Product lines incorporate tungsten and tantalum, as in the pump product lines, where required for durability.

Refrigeration and Food Equipment. Products manufactured in the Company’s Refrigeration and Food Equipment business segment include electronic components that incorporate tantalum, tin and gold. Lighting in the refrigeration and food equipment may include tungsten. Other industrial product lines may include tantalum and tungsten where required for durability.

2.	Policy. The Company has adopted a “conflict free” supply chain policy. The policy has been communicated to suppliers through the Company’s Supplier Code of Conduct and through its efforts to implement related terms and conditions in supplier contracts. The policy is available on the Company’s website at: http://www.dovercorporation.com/File%20Library/pdf/Conflict-Minerals-Policy-2014-01.pdf

3.	Steps Taken to Identify Risks in the Supply Chain.

a.	The Company has undertaken to identify and assess the conflict mineral risk in its supply chain in accordance with Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas including the Supplement on Tin, Tantalum and Tungsten, and the Supplement on Gold (the “OECD Guidance”) and in accordance with the requirements of the Dodd-Frank Act.

b.	The Company appointed a steering committee within Dover to oversee the implementation of the OECD Guidelines. To manage the day-to-day administration of the RCOI process, the Company appointed a separate Conflict Minerals team.

c.	The Company has retained a major accounting firm to assist it in the preliminary planning and initial execution of its RCOI in accordance with the standards set out the OECD Guidance.

d.	The Company selected, developed and implemented a survey tool and database functionality that allows it to receive, review and report on the results of its survey process. The Company has implemented a process to retain the information obtained through the survey tool for a period of not less than five years.

e.	The Conflict Minerals team engaged with operating company supply chain, operations and engineering personnel to determine the applicable categories of purchasing activity and to identify parts, materials and components which its operating companies reasonably expected may contain Conflict Minerals or where mineral content is unknown.

f.	The Company has issued surveys to suppliers providing parts, materials and components identified as having, or potentially having, Conflict Minerals content based on classifications in its spend management system and information available through supply chain and engineering personnel. Where discrepancies in answers existed or where suppliers had provided an alternative answer rather than respond to the survey questions, the Company followed up with suppliers.

g.	In many cases, suppliers are unable to identify the smelters or countries of origin in their supply chain. Many of the suppliers responded to the survey by providing information related to all of the items the supplier produces, without identifying smelters specific to the items purchased by the Company.

h.	In two instances, suppliers identified smelters located in the Covered Countries in their survey responses. In each case, the suppliers provided additional information in which they indicated that their sources were “conflict free.”

i.	A number of suppliers have identified that the Conflict Minerals included in their products come from recycled sources, but generally are unable to certify that all of the Conflict Minerals used are from recycled sources.

j.	The Company relies on its suppliers to conduct the intermediate due diligence of second, third or lower level suppliers, and based on the responses from suppliers in its inquiry, suppliers have not received sufficient information to be able to complete those inquiries to date.

4.	Results of the Company’s Due Diligence to Date[1]. Dover’s survey tool was developed,

[1]

Supplier responses include surveys issued and answered received by the Company in 2013 and through March 31, 2014. In determining spend, the Company has considered internal information through March 2014, for spend incurred in calendar year 2013, not including entities spun off or discontinued in 2014. For additional information regarding these entities, please refer to “Item 1. Business—Portfolio Development—Dispositions” and “—Spin-Off of Knowles” in the Company’s Form 10-K for the fiscal year ended December 31, 2013.

piloted and deployed during the 2013 calendar year. Surveys of operating company suppliers were conducted both before and after December 31, 2013. In conducting a “Reasonable Country of Origin Inquiry,” the Company has reviewed and determined applicability of the RCOI process for suppliers who account for about 35% of its annualized spend. Where suppliers were determined to be in scope for the RCOI process, the Company has received responses back from about 80% of those suppliers surveyed. Of those suppliers responding, (i) 44% have advised that the products purchased from them do not contain Conflict Minerals; (ii) another 15% have indicated that their products contain Conflict Minerals but those suppliers cannot yet determine whether those Conflict Minerals originate in the Covered Countries; (iii) 9% of the suppliers are uncertain about whether Conflict Minerals are included in their products they provide; and (iv) 32% of the suppliers responding to the survey have advised that the Conflict Minerals included in their products do not originate in the Covered Countries. Two of the Company’s suppliers have identified sources in the Covered Countries and in each case, provided additional information in which they indicated that their sources were “conflict free.” Many suppliers are responding to surveys providing information for Conflict Mineral content and smelters for all products they sell, without distinguishing those contents or smelters applicable to the products purchased from them. Accordingly, Dover is unable to determine specific smelters or sources that may be included in the products purchased from those suppliers. The Company continues to issue surveys to suppliers and to follow-up on the information received in response to surveys.

Dover is unable to determine where the Conflict Minerals included in its supply chain originate. This includes being unable to make a determination as to whether the Conflict Minerals financed or benefited armed groups in the Covered Countries, whether the Conflict Minerals came from recycled or scrap sources, or the identity of the facilities (smelters or refinery) used to process the conflict minerals.

Because the Company is several steps removed from smelters and mines, the Company must rely on its supply chain to complete their own due diligence on country of origin.

5.	Additional Steps of the Company to Mitigate Risks and Improve Due Diligence.

a.	The Company, through members of its Conflict Minerals team, participates in industry-wide programs to facilitate sharing of information about smelter programs and conflict-free sourcing.

b.	The Company is considering processes for corrective actions including remediation or termination that may be taken where suppliers identify problematic sources of Conflict Minerals in response to the survey process. The specific supplier corrective actions may depend on factors such as vendor size, risk level and vendor capabilities, and on the Company’s ability to meet quality control requirements associated with customer specifications. To date, the Company has not undertaken remediation with any supplier.

The Company is implementing Conflict Minerals contract clauses where appropriate for its suppliers. Those clauses are implemented on a going-forward basis. It has also amended the Supplier Code of Conduct to include Conflict Minerals reporting requirements and its operating companies are communicating these changes to the supply chain.

6.	Internet Disclosure. A copy of this Conflict Minerals Report is available on the Dover Corporation website at http://www.dovercorporation.com/globalnavigation/about-dover/governance/conflict-minerals.